SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Navios Maritime Containers L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62151108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y62151108	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Evermore Global Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP NO. Y62151108	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Evermore Global Value Fund, a series of Evermore Funds Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[1] (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (see instructions) IV

1 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore Global Advisors, LLC, but has the right to rescind this authority upon proper notice.

CUSIP NO. Y62151108	13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer.

Navios Maritime Containers L.P.

(b)	Address of Issuer's Principal Executive Offices.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Item 2.

(a)	Name of Persons Filing.

This Schedule 13G/A is being jointly filed by Evermore Global Advisors, LLC (“EGA”) and Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF” and, together with EGA, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence.

89 Summit Avenue Summit, NJ 07901

(c)	Citizenship.

EGA is a Delaware limited liability company. EGVF is a Massachusetts business trust.

(d)	Title of Class of Securities.

Common Units, representing limited partner interests

(e)	CUSIP Number.

Y62151108

CUSIP NO. Y62151108	13G	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.	Ownership.

The securities reported herein are beneficially owned by EGVF, an investment company registered under the Investment Company Act of 1940, and other managed account clients of EGA. EGA is an investment adviser registered under the Investment Advisers Act of 1940. Pursuant to the investment advisory agreements entered into by EGA and each of Evermore Funds Trust (of which EGVF is a series) and its other managed account clients, sole investment discretion and voting power over the securities held by such persons has been delegated to EGA, although these agreements and the authority granted to EGA thereunder may be terminated without penalty upon proper notice.

(a)	Amount Beneficially Owned.

EGA – 0

EGVF – 0

CUSIP NO. Y62151108	13G	Page 6 of 8 Pages

(b)	Percent of Class.

EGA – 0.0%

EGVF – 0.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: EGA – 0 EGVF – 0

(ii)	shared power to vote or to direct the vote:

EGA – 0 EGVF – 0

(iii)	sole power to dispose or to direct the disposition of:

EGA – 0 EGVF – 0

(iv)	shared power to dispose or to direct the disposition of:

EGA – 0 EGVF – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. Y62151108	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2021

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President

Evermore Global Value Fund, a series of Evermore Funds Trust

By:	/s/ Eric LeGoff
Eric LeGoff
CEO